UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 14)

MATCH GROUP, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

57665R106

(CUSIP Number)

Gregg Winiarski

Executive Vice President, General Counsel & Secretary

IAC/InterActiveCorp

555 West 18th Street

New York, NY 10011

Telephone: (212) 314-7300

Facsimile: (212) 314-7309

(Name, Address and Telephone Number of Persons
Authorized to Receive Notices and Communications)

November 6, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) IAC/InterActiveCorp (59-2712887)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☒

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 226,344,389 (1)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 226,344,389 (1)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 226,344,389 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 80.8% (2)

14.	Type of Reporting Person (See Instructions) CO

(1)         Reflects 16,424,987 shares of common stock, par value $0.001, of Match Group, Inc. (“Match Group”) and 209,919,402 shares of Class B common stock, par value $0.001, of Match Group (the “Class B Common Stock”) beneficially owned by IAC/InterActiveCorp (“IAC”). Shares of Class B Common Stock are reflected on an as converted basis into shares of common stock in accordance with their terms.

(2)         Assumes the conversion of all shares of Class B Common Stock beneficially owned by IAC into shares of common stock on a one-for-one basis. Because each share of Class B Common Stock is entitled to ten votes per share and each share of common stock is entitled to one vote per share, IAC may be deemed to beneficially own equity securities of Match Group representing approximately 97.5% of the total voting power of all classes of capital stock of Match Group, based on 70,051,337 and 209,919,402 shares of common stock and Class B Common Stock outstanding, respectively, on November 1, 2019. See Item 5.

Introductory Note

The Report on Schedule 13D relating to the common stock, par value $0.001 per share (“Company Common Stock”), of Match Group, Inc., a Delaware corporation (the “Company” or “Match Group”), initially filed by IAC with the Securities and Exchange Commission (the “SEC”) on April 14, 2016 (the “Initial Schedule 13D”), as amended by Amendment Nos. 1, 2, 3, 4, 5, 6, 7, 8, 9, 10, 11, 12 and 13 thereto dated June 30, 2016, April 4, 2017, July 24, 2017, August 7, 2017, August 9, 2017, September 30, 2017, December 31, 2017, February 22, 2018, April 23, 2018, June 30, 2018, March 31, 2019, August 9, 2019 and October 11, 2019, respectively, is hereby further amended and supplemented to include the information set forth in this Report on Schedule 13D/A (this “Amendment”), which constitutes Amendment No. 14 to the Initial Schedule 13D. Capitalized terms (other than in quoted materials) not defined herein have the meanings given to such terms in the Initial Schedule 13D, as previously amended.

Item 3.                     Source and Amount of Funds or Other Consideration.

The information set forth in Item 3 of the Initial Schedule 13D is hereby amended and supplemented as follows:

Pursuant to the Employee Matters Agreement, dated as of November 24, 2015, by and between IAC and the Company, as amended effective as of April 13, 2016 (the “Employee Matters Agreement”), 189,221, 44,079 and 4,385 shares of Company Common Stock were issued to IAC on August 31, 2019, September 30, 2019 and October 31, 2019, respectively, as reimbursement for shares of common stock, par value $0.001, of IAC issued in connection with the exercise and settlement of certain equity awards held by Match Group employees.

Item 4.                     Purpose of the Transaction.

The information set forth in Item 4 of the Initial Schedule 13D is hereby amended and supplemented as follows:

On November 6, 2019, IAC made the following public disclosures with respect to IAC’s previously disclosed proposal made to the Match Special Committee:

“Earlier this quarter we made a preliminary proposal to separate IAC from its 80% ownership stake in Match Group (MTCH). We made the proposal to a special committee of independent directors of the MTCH board, and we’re in discussions with that committee about a possible deal. That process will take longer and involve more advisors than any of us would like, but if we reach agreement on deal terms and complete the transaction, our shareholders will separately own shares in two public companies, one of which owns MTCH’s business (let’s call it “New Match” for simplicity) and the other a “New” (and slimmer) IAC. We’re excited about the prospects for both securities.

Of course, IAC shares the same interests as MTCH’s other shareholders in making sure that post-spin New Match will be well positioned for success as an independent company — after all, IAC shareholders are going to end up holding a direct interest in New Match (and the overwhelming majority of it). And as important as it is for New Match to prosper, we need to make sure that New IAC is also well positioned. In 2019, we expect that MTCH will generate approximately 80% of IAC’s free cash flow, so we view it as critical that New IAC, which won’t have nearly as much near-term cash flow, is properly capitalized to pursue its next chapter in rebuilding. These guiding principles shaped our proposal.”

*       *       *

“There are details to be worked out, but the end result is simple: if the transaction is completed, our shareholders will keep their existing ownership stake in IAC via New IAC, and separately and directly hold shares in New Match. Every IAC shareholder effectively owns approximately 2.6 shares of MTCH per IAC share today (226 million MTCH shares owned by IAC divided by 86 million IAC shares outstanding), representing $179 of MTCH value per IAC share (2.6 x $69.00/share1 = $179). The adjustments proposed in the transaction, if completed, would reduce that ownership in New Match a bit, but the New IAC in which those shareholders own an interest would have significantly more cash and no debt to replace the shares foregone in New Match.”

*       *       *

“Here is IAC’s proposal, which is being discussed with the MTCH committee, simplified as best we can:

1.              MTCH would raise debt and pay a cash dividend to all shareholders. This would effectively serve as an advance distribution to all MTCH shareholders (primarily, IAC) of future cash flow.

2.              New Match would assume IAC’s exchangeable notes and corresponding hedging instruments (this one starts to get a little complicated, but to save some ink and simplify, we’ll just call this “debt”). In exchange, the number of shares of New Match that IAC shareholders would otherwise receive in the transaction would be reduced to reflect the value of the debt.

The allocation of this debt and the adjustment in equity ownership would be designed to be value neutral to MTCH and IAC shareholders: every dollar of debt that New Match assumes would be effectively offset by a reduction in shares of New Match that are received by IAC shareholders in the transaction. In the end, New Match would have fewer shares outstanding and more debt; IAC shareholders would own fewer shares in New Match, but the shares they own in New IAC will represent more cash and less debt.

For illustrative purposes only (and with simplified steps), imagine New Match becomes responsible for $1 billion of IAC’s debt in the transaction. IAC would be released from $1 billion of obligations, and in exchange IAC shareholders would effectively give up 14.5 million New Match shares ($1 billion ÷ $69.00/share2 = 14.5 million shares) that would have otherwise ended up in their hands in the transaction (relative to the 226 million MTCH shares IAC owns today). And New Match takes on $1 billion of new obligations, but in exchange would have 14.5 million fewer shares outstanding (similar to a share repurchase financed by debt).

3.              Prior to the closing, IAC may sell New Match shares to targeted third party investors interested in owning a large stake in New Match, with the proceeds being paid to New IAC in exchange for a corresponding reduction in the number of New Match shares to be received by IAC shareholders in the transaction.

Again, the intention is that no value is created or destroyed here, only shifted between cash and equity — New Match’s share count would not increase, and IAC shareholders would simply own fewer shares in New Match — but the shares in New IAC that they own will represent more cash in New IAC, compensating them for the forfeited New Match shares.

4.              As part of these transactions, all of the Class B MTCH shares held by IAC would be converted into common shares, and all of New Match’s shares would be ‘single vote’ common shares of the same class, including the shares that IAC shareholders receive in New Match. As a result, following consummation of these transactions, MTCH will transition from having a control shareholder (IAC) with a 97.5% voting interest to a widely distributed one share, one vote capital structure as New Match.

5.              Real estate assets, tax attributes and outstanding IAC employee equity awards will be split between New Match and New IAC as agreed by the parties. As with some of the elements of our proposal described above, the allocation of these items may result in adjustments, up or down, to the number of New Match shares owned by IAC shareholders after the transaction.”

*       *       *

IAC expects that there may be additional discussions among the parties regarding the potential separation and related matters.  There can be no assurance that any discussions that may occur among IAC, Match Group, the Match Special Committee and their respective representatives will contain transaction terms consistent with those described above, or result in the entry into definitive agreements concerning a transaction (or the terms and conditions thereof) or, if such definitive agreements are reached, will result in the consummation of a transaction provided for in such definitive agreements.  Discussions concerning a possible transaction may be terminated at any time by Match Group or IAC.

IAC does not intend to disclose developments with respect to the foregoing unless and until the Boards of Directors of IAC and Match Group, and the Match Special Committee, have approved a specific transaction, if any, except as may be required by law.

Item 5.                     Interest in Securities of the Issuer.

The information set forth in paragraph (a) of Item 5 of the Initial Schedule 13D is hereby amended and supplemented as follows:

(a) IAC beneficially owns 16,424,987 shares of Company Common Stock, representing approximately 23.4% of the total outstanding shares of Company Common Stock on November 1, 2019. IAC also beneficially owns 209,919,402 shares of Class B Common Stock, representing 100% of the outstanding shares of Class B Common Stock on November 1, 2019. In accordance with their terms, shares of Class B Common Stock are convertible into shares of Company Common Stock on a one-for-one basis, at any time at the election of the holder. As of the date of this report, IAC is the beneficial owner of shares of Company Common Stock and Class B Common Stock representing approximately 97.5% of the total voting power of all classes of the Company’s capital stock and 80.8% (on an as converted basis) of the total outstanding shares of the Company’s capital stock, in each case, based on 70,051,337 shares of Company Common Stock and 209,919,402 shares of Class B Common Stock outstanding on November 1, 2019.

Item 7.                     Materials to be Filed as Exhibits.

99.1

Employee Matters Agreement, dated as of November 24, 2015, by and between IAC/InterActiveCorp and Match Group, Inc. (incorporated by reference to Exhibit 10.2 to IAC/InterActiveCorp’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on November 24, 2015 (File No. 000-20570)).

99.2

Amendment Number One to the Employee Matters Agreement, effective as of April 13, 2016, by and between IAC/InterActiveCorp and Match Group, Inc. (previously filed as Exhibit 99.2 to the Schedule 13D filed by IAC/InterActiveCorp with the Securities and Exchange Commission on April 14, 2016).

99.3

Investor Rights Agreement, dated as of November 24, 2015, by and between IAC/InterActiveCorp and Match Group, Inc. (incorporated by reference to Exhibit 10.3 to IAC/InterActiveCorp’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on November 24, 2015 (File No. 000-20570)).

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information in this statement is true, complete and correct.

IAC/INTERACTIVECORP

By:	/s/ Gregg Winiarski
Name: Gregg Winiarski
Title: Executive Vice President,
General Counsel & Secretary

Dated:  November 7, 2019